Exhibit 10.8

TGA Employment Services LLC

c/o 2200 Pennsylvania Avenue, NW

Suite 800

Washington, D.C. 20037

November 11, 2015

Pat Murphy

298 Hewlett Ct.

Saint Louis, MO 63141

Dear Pat,

I am delighted to offer you employment with TGA Employment Services LLC (the “Company”). The Company is a newly created subsidiary of Danaher Corporation (“Danaher”), As you know, Danaher has announced that it will separate into two independent publicly traded companies. Upon this separation, the Company will become part of a newly created diversified industrial growth company, referred to currently as “NewCo.” Current Danaher operating companies in test and measurement, retail fueling, telematics and automation will be organized under NewCo. This is a very exciting time, and we are confident that your background and experience will allow you to make major contributions to Danaher and to NewCo, upon the separation.

As we discussed, your position will be Senior Vice President based in Wood Dale, Illinois, reporting to Jim Lico, subject to periodic review.

Please allow this letter to serve as documentation of the offer extended to you.

Start Date: Your start date with the Company will be: January 1, 2016

Base Salary: Your base salary will be paid at the annual rate of $528,000, subject to periodic review, and payable in accordance with the Company’s usual payroll practices.

Incentive Compensation: You will be eligible to participate in the Danaher Incentive Compensation Plan (ICP) with a target bonus of 55% of your annual base salary, subject to periodic review. Normally, ICP payments are made during the first quarter of the following calendar year. This bonus is based on a Company Financial Factor and a Personal Performance Factor which are determined each year. The ICP bonus payment will be pro-rated for any initial partial year of eligibility as applicable. Upon the Separation, your target incentive compensation opportunity will be increased to 70% of your then applicable annual base salary although the terms of the incentive compensation plan will be determined by NewCo.

Benefits: You will continue to be eligible to participate in any associate benefit plans that you currently participate in and that the Company has adopted or may adopt, maintain, or contribute to for the benefit of its regular exempt employees generally, subject to satisfying any applicable eligibility requirements. You will continue to be eligible to participate in the Danaher 401(k) retirement plan subject to the applicable plan. Upon the Separation, NewCo will adopt its own health, insurance and retirement benefits plans. Upon the Separation, your service date as recognized by the Company would be recognized by NewCo for purposes of service-based benefits except as advised otherwise.

Vacation: You will be eligible for annual vacation benefits pursuant to the Company’s vacation policy. Your accrued, unused vacation with your current Danaher or Danaher subsidiary will be recognized by the Company.

Equity Compensation:

A recommendation will be made to the Compensation Committee of Danaher’s Board of Directors to grant you a special equity award at its regularly scheduled meeting in February 2016 at which equity awards are considered. The target award value of this sign-on grant would be $500,000.

A recommendation will be made to the Compensation Committee of Danaher’s Board of Directors to grant you an equity award as part of Danaher’s equity compensation program at its regularly scheduled meeting in February 2016 at which equity awards are considered. The target award value of this grant would be $1,000,000.

Any equity awards would vest 20% on each of the first five anniversaries of the grant date, and will be solely governed by the terms and conditions set forth in Danaher’s 2007 Stock Incentive Plan and in the particular form of award agreement required to be signed with respect to each award.

•	The target award value of any grant(s) will be split evenly between stock options and RSUs.

•	The target award value attributable to stock options will be converted into a specific number of options (rounded up to the nearest ten) based on an assumed value per option equal to 33% of Danaher’s “average closing price”. Danaher’s “average closing price” means the average closing price of Danaher’s common stock over a 20-day trading period up to and including the date of the grant.

•	The target award value attributable to RSUs will be converted into a specific number of RSUs (rounded up to the nearest five) using the same “average closing price.”

While historically Danaher’s share price has increased over time, Danaher cannot guarantee that any RSUs or stock options granted to you will ultimately have any particular value or any value.

Upon the separation, NewCo will adopt its own equity compensation program and existing Danaher equity awards held by NewCo associates will be converted 100% to NewCo equity awards. The value of the converted awards will equal the value of the related Danaher equity awards as of immediately prior to the separation. The vesting schedules and term of the equity awards will remain unchanged.

EDIP Program: You will continue to be included in a select group of executives who participate in the Executive Deferred Incentive Program (EDIP), an exclusive, non-qualified executive benefit designed to supplement retirement benefits that otherwise are limited by IRS regulations; and provide the opportunity for you to defer taxation on a portion of your current income (base salary or bonus or both). Initially, the Company will contribute an amount equal to 6% of your total target cash compensation into your EDIP account annually (pro-rated for any initial partial year of eligibility as applicable). Vesting requirements and your participation in the EDIP are subject to all of the terms and conditions set forth in such plan. Additional information on the EDIP will be provided to you by a member of the Corporate Benefits team before your EDIP eligibility date. Upon the separation, NewCo will adopt its own non-qualified executive deferred income plan.

Assignment of Proprietary Interests Agreement: You agree that (i) the Agreement Regarding Competition and Protection of Proprietary Interests by and between you and Danaher Corporation and its affiliates, as in effect immediately prior to the separation (the “Proprietary Interests Agreement”), will be assigned to NewCo, effective as of the completion of the separation, but (ii) Danaher and its affiliates will retain a third-party beneficiary interest in the Proprietary Interests Agreement after the separation and will thereafter continue to be able to enforce it as if it had not been so assigned to NewCo. Your Proprietary Interests Agreement is attached as Exhibit B hereto for your convenience.

At-Will Employment: Nothing in this offer letter shall be construed as any agreement, express or implied, to employ you for any stated term. Your employment with the Company will be on an at-will basis, which means that either you or the Company can terminate the employment relationship at any time and for any reason (or no reason), with or without notice.

This is a tremendously exciting time for Danaher and NewCo. We’re confident that you will continue to make a very strong contribution to the success of the Company and NewCo and believe this is an excellent professional opportunity for you.

I realize that a career decision such as this has a major impact on you and your family. If there is anything we can do, please do not hesitate to contact me at 202 738-3623.

Sincerely yours,

/s/ Stacey Walker
Stacey Walker
TGA Employment Services LLC

Acknowledgement

Please acknowledge that you have read, understood and accept this offer of at will employment by signing and returning it to me, along with the above-referenced signed documents no later than November 30, 2015, and in no event after your employment start date.

Signature	/s/ Pat Murphy	Date:	11/21/2015